

SE( 10027281 1ISSION

Wasmingwu, D.C. 2034~

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8- 118787

8 - 53686

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/09____ AND ENDING____12/31/09____
                                      MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Funds Distributor, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

760 Moore Rd.
                                      (No. and Street)

King of Prussia            PA                              19406
   (City)                 (State)                       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip H. Rinnander, President                            610-337-9403
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Connor LLP
                (Name – if individual, state last, first, middle name)

1500 E. Lancaster Ave., Paoli, PA         19301
   (Address)              (City)              (State)       (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Mail Processing
Section

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

FEB 2 5 2010

SEC 1410 (06-02)

Washington, DC
121

# OATH OR AFFIRMATION

I, _____Philip H. Kinnander_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Professional Fund Distributor, LLC_____ , as
of _____12/31_____ , 20 _09_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____N/A_____

NOTARIAL SEAL
JENNIFER K DIVALERIO
Notary Public
NORRISTOWN BOROUGH, MONTGOMERY COUNTY
My Commission Expires Aug 5, 2011

_____Signature_____

_____President_____
Title

_____Notary Public_____

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

*Financial Report*

*PROFESSIONAL FUNDS DISTRIBUTOR, LLC*

*December 31, 2009 and 2008*

# SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

# PROFESSIONAL FUNDS DISTRIBUTOR, LLC

## Financial Statements and Supplementary Financial Information

## December 31, 2009 and 2008

## and

## INDEPENDENT AUDITOR'S REPORT

## INDEX



SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants——————————————

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

## INDEPENDENT AUDITOR'S REPORT

To the Directors of
Professional Funds Distributor, LLC
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Professional Funds Distributor, LLC (the Company) as of December 31, 2009 and 2008, and the related statements of operations and member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Funds Distributor, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Siana Carr & O'Connor, LLP*

SIANA CARR & O'CONNOR, LLP

February 24, 2010

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301   Telephone: 610-296-4200   Fax: 610-296-3659   Email: solutions@scocpa.com

## PROFESSIONAL FUNDS DISTRIBUTOR, LLC
### Statements of Financial Condition
### December 31, 2009 and 2008

| **Assets** | 2009 | 2008 |
|---|---|---|
| Cash | $141,440 | $199,855 |
| Accounts receivable | 73,162 | 12,382 |
| Prepaid expenses | 1,205 | -0- |
| Deposits | 7,589 | 1,294 |
| Marketable securities | 169 | 59 |
| Property and equipment, net | 531 | 1,109 |
| Total assets | $224,096 | $214,699 |

| **Liabilities and member's equity** | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses | $ 14,258 | $ 7,000 |
| Payables to non-customers | 38,289 | 36,898 |
| Total liabilities | 52,547 | 43,898 |
| Member's equity | 171,549 | 170,801 |
| Total liabilities and member's equity | $224,096 | $214,699 |

**(The accompanying notes are an integral part of these financial statements.)**

## PROFESSIONAL FUNDS DISTRIBUTOR, LLC
### Statements of Operations and Member's Equity
### For the Years Ended December 31, 2009 and 2008

|  | 2009 | 2008 |
|---|---|---|
| Revenues: |  |  |
| Consulting income | $309,916 | $292,875 |
| Interest income | 2,368 | 2,915 |
| Unrealized gain (loss) on marketable securities | 18 | (38) |
| Total revenues | 312,302 | 295,752 |
| Expenses: |  |  |
| Advertising | 7,920 | 20,590 |
| Consulting | 261,800 | 249,000 |
| Depreciation | 578 | 643 |
| Insurance | 496 | 699 |
| Licenses and permits | 77,032 | 24,941 |
| Office supplies & expense | 5,868 | 7,251 |
| Postage and delivery | 696 | 964 |
| Professional fees | 13,681 | 9,589 |
| Rent | 4,000 | 4,000 |
| Travel and entertainment | 532 | 491 |
| Expense reimbursements from customers | (61,049) | (21,983) |
| Total expenses | 311,554 | 296,185 |
| Net income (loss) | 748 | (433) |
| Member's equity - beginning of year | 170,801 | 171,234 |
| Member's equity - end of year | $171,549 | $170,801 |

**(The accompanying notes are an integral part of these financial statements.)**

# PROFESSIONAL FUNDS DISTRIBUTOR, LLC
## Statements of Cash Flows
## For the Years Ended December 31, 2009 and 2008

|  | 2009 | 2008 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | $ 748 | $ (433) |
| Adjustments to reconcile net income (loss) to | | |
| net cash provided (used) by operating activities: | | |
| Depreciation | 578 | 643 |
| Unrealized (gain) loss on marketable securities | (18) | 38 |
| (Increase) decrease in accounts receivable | (60,780) | 21,270 |
| Increase in prepaid expenses | (1,205) | -0- |
| (Increase) decrease in deposits | (6,295) | 1,417 |
| Increase in accrued expenses | 7,258 | 1,890 |
| Increase in payables to non-customers | 1,391 | 3,194 |
| Net cash provided (used) by operating activities | (58,323) | 28,019 |
| Cash flows from investing activities: | | |
| Purchase of marketable securities | (92) | (20) |
| Net cash used by investing activities | (92) | (20) |
| Net increase (decrease) in cash | (58,415) | 27,999 |
| Cash - beginning of year | 199,855 | 171,856 |
| Cash - end of year | $141,440 | $199,855 |

**(The accompanying notes are an integral part of these financial statements.)**

- 4 -

## (1) ORGANIZATION AND BACKGROUND

Professional Funds Distributor, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is a single member Delaware limited liability company.

## (2) SIGNIFICANT ACCOUNTING POLICIES

### Consulting income

The Company earns consulting income in the form of an annual fee that is received on a monthly and quarterly basis. The revenue is recognized evenly over the term of the contract.

### Accounts receivable

The Company carries its accounts receivable at cost and establishes an allowance for doubtful accounts based on a history of past write-offs and collections. A receivable is considered past due if payments have not been received by the Company for 90 days. Accounts are written off as uncollectible if no payments are received after 90 days. At December 31, 2009 and 2008, the Company considered accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

### Income taxes

The Company is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the member on his individual tax return.

## (3) CONCENTRATIONS OF CREDIT RISK

### Cash in excess of FDIC insurance

At various times during the year, the Company's cash balances exceeded the federally insured limit of $250,000. At December 31, 2009, the Company did not have an uninsured cash balance.

## (4) MAJOR CUSTOMERS

The Company serves as a distributor and principal underwriter for a few large customers. For the years ended December 31, 2009 and 2008, consulting income received from these customers represented 77% and 78% of total revenues, respectively. At December 31, 2009 and 2008, accounts receivable due from these customers amounted to $67,581 and $9,136, respectively. Under some of these agreements, the Company is to be reimbursed for all registration fees and various out-of-pocket expenses. Reimbursements from these customers totaled $53,151 and $13,917 for the years ended December 31, 2009 and 2008, respectively.

## (5) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, the member shall not be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or the member of any loss, cost or expense suffered or incurred by the Company or the member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

## (6) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2009, the Company had net capital, as defined, of $89,037, which was $84,037 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .59 to 1 as of December 31, 2009.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customers accounts. The Company is exempt from this under SEC Rule 15c3-3(k)(1), because its business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities. Therefore, Schedules II and III on pages 9 and 10 are not applicable.

## (7) RELATED PARTY TRANSACTIONS

The Company has a servicing agreement with a party related through common ownership under which it received office space and professional services. On January 1, 2009, the Company renewed the above agreement for one year for a minimum of $222,000, subject to adjustment for actual expenses incurred. Effective January 1, 2010, the Company renewed the above agreement for the same terms. Under this agreement, the Company receives office space and professional services. Servicing fees paid under these agreement totaled $258,500 and $237,000 for the years ended December 31, 2009 and 2008, respectively, and have been included in consulting expense. If the Company was autonomous, its financial position and results of operations could significantly differ from those presented as of and for the years ended December 31, 2009 and 2008.

## PROFESSIONAL FUNDS DISTRIBUTOR, LLC
### Notes to Financial Statements
### December 31, 2009 and 2008

**(8) LEASE COMMITMENTS**

The Company leases additional office space under a license agreement. This agreement renews annually. Rent expense incurred in connection with this lease was $4,000 for each of the years ended December 31, 2009 and 2008.

**(9) SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February 24, 2010, the date which the financial statements were available to be issued.

# SUPPLEMENTARY

# FINANCIAL

# INFORMATION

## PROFESSIONAL FUNDS DISTRIBUTOR, LLC
### Computation of Net Capital Under Rule 15c3-1
### of the Securities and Exchange Commission
### December 31, 2009

| | |
|---|---:|
| Net capital: | |
| Total member's equity | $171,549 |
| Less - ownership equity not allowable for net capital | -0- |
| | |
| Total member's equity qualified for net capital | 171,549 |
| | |
| Less - total non-allowable assets | 82,487 |
| Less - haircuts on securities | 25 |
| | |
| Net capital | $ 89,037 |
| | |
| | |
| Aggregate indebtedness | $ 52,547 |
| | |
| Total aggregate indebtedness | $ 52,547 |
| | |
| | |
| Computation of basic net capital requirement: | |
| | |
| Net capital requirement | $ 5,000 |
| | |
| Net capital | 89,037 |
| | |
| Excess of net capital | $ 84,037 |
| | |
| Excess of net capital at 1000% | $ 83,782 |
| | |
| Ratio of aggregate indebtedness to net capital | .59 to 1 |

# PROFESSIONAL FUNDS DISTRIBUTOR, LLC
## Computation for Determination of Reserve Requirement
## Under Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2009

Not Applicable: The Company's business
is limited to the distribution of mutual funds and/or
variable life insurance or annuities.  The Company does
not hold customer funds or safekeep customer securities.

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Information Relating to Possession or Control Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

Not Applicable: The Company's business
is limited to the distribution of mutual funds and/or
variable life insurance or annuities. The Company does
not hold customer funds or safekeep customer securities.

## PROFESSIONAL FUNDS DISTRIBUTOR, LLC
### Notes to Supplemental Schedules
### December 31, 2009

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2009 Focus Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2009 FOCUS Part IIA filing.

*Independent Auditor's Report on*
*Internal Control*
*Required by SEC Rule 17a-5*


*PROFESSIONAL FUNDS DISTRIBUTOR, LLC*
*Year Ended December 31, 2009*

# SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS



Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

## INDEPENDENT AUDITOR'S REPORT

To the Directors of
Professional Funds Distributor, LLC
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements of Professional Funds Distributor, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons, and, the recordation of differences required by rule 17a-13

2.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3.  Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Siana Carr & O'Connor, LLP*

SIANA CARR & O'CONNOR, LLP

February 24, 2010